THIS PROMISSORY NOTE AND ANY SHARES OF MAKER’S COMMON STOCK THAT MAY OR SHALL BE ACQUIRED UPON THE EXERCISE OF THE CONVERSION RIGHTS SET FORTH HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER THE STATE SECURITIES OR BLUE SKY LAWS OF ANY STATE. SUCH SECURITIES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM UNDER SAID ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

$5,000,000.00	Tysons Corner, Virginia
Date: January 19, 2007

FORTRESS AMERICA ACQUISITION CORPORATION
CONVERTIBLE PROMISSORY NOTE
(Gallagher)

A. PROMISE TO PAY

1. Principal Amount and Interest. FOR VALUE RECEIVED, the undersigned Fortress America Acquisition Corporation, a Delaware corporation (“Maker”), promises to pay to the order of Gerard J. Gallagher, his successors and assigns ("Holder"), at 5 Tydings Road, Severna Park, Maryland 21146, or at such other place as Holder may from time to time designate in writing, the principal sum of Five Million and 00/100 Dollars ($5,000,000.00) together with interest thereon from the date hereof at the rate of six percent (6%) per annum, compounded annually (“Base Interest Rate”). Upon the occurrence and during the continuance of an “Event of Default” (as hereinafter defined), the principal indebtedness evidenced by this Note shall bear interest at the rate of nine percent (9%) per annum (the “Default Interest Rate”). At such time as an Event of Default is cured the Base Interest Rate and not the Default Interest Rate shall apply.

(a) Interest shall be calculated on the basis of a 365 days per year factor applied to the actual days on which there exists an unpaid principal balance. Interest shall be payable quarterly with the first payment due on the first day of third (3rd) full calendar month (the “Initial Interest Payment Date”), measured from the first day of the first full calendar month following the date of this Note (if the date of this Note is other than the first day of a calendar month (the “Payment Reference Date”)) and every three (3) months thereafter until the unpaid principal of and accrued interest on this Note shall be paid in full.

(b) No principal shall be payable until the second (2nd ) anniversary of the Payment Reference Date. Commencing on the second anniversary of the Payment Reference Date and every three (3) months thereafter, the principal amount of this Note shall be payable in twelve (12) equal installments of Four Hundred Sixteen Thousand Six Hundred Sixty Six and 66/100ths Dollars ($416,666.66). All accrued and outstanding interest and principal not sooner paid shall be due and payable on the fifth (5th) anniversary of the Payment Reference Date.

2. Related Agreement. This Note is issued pursuant to a Second Amended and Restated Membership Interest Purchase Agreement dated as of July 31, 2006, by and among the Maker, VTC, L.L.C., Vortech, LLC, Thomas P. Rosato, Gerard J. Gallagher and Holder, as amended by an Amendment To The Second Amended and Restated Membership Interest Purchase Agreement dated January 16, 2007 (the “Purchase Agreement”). Capitalized terms used herein but not defined herein shall have the meanings ascribed to such terms in the Purchase Agreement.

3. Payments. All payments under this Note shall be made in immediately available funds, not later than 12:00 noon, Virginia time, on the relevant date specified herein (each such payment made after such time on such due date to be deemed to have been made on the next succeeding Business Day) at the principal office of Holder. If the due date of any payment under this Note would otherwise fall on a day which is not a Business Day, such date shall be extended to the next succeeding Business Day and interest shall be payable for any principal so extended for the period of such extension.

4. Prepayment. Maker may prepay the principal of this Note without penalty or premium.

5. Events of Default. The occurrence (whether such occurrence shall be voluntary or involuntary or come about or be effected by operation of law or otherwise) and continuation for any reason whatsoever of any of the following events shall constitute an “Event of Default”:

(a) except in the case of an offset pursuant to Section 9.4 of the Purchase Agreement (in which event, the payments otherwise due under this Note are paid into the General Indemnity Escrow) the Maker fails to make payment of any principal or interest when the same shall become due and payable which failure continues for five (5) Business Days following written notice of such failure by Holder to Maker;

(b) (i) a court enters a decree or order for relief with respect to the Maker or any of its subsidiaries, in an involuntary case under Title 11 of the United States Code (together with any successor statute, the “Bankruptcy Code”), or (ii) the continuance of any of the following events for thirty (30) days unless dismissed, bonded or discharged: (A) an involuntary case is commenced against any such party, under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, (B) a decree or order of a court for the appointment of a receiver, liquidator, sequestrator, trustee, custodian or other officer having similar powers over any such party, or over all or a substantial part of its property, is entered or (C) an interim receiver, trustee or other custodian is appointed without the consent of any such party, for all or a substantial part of the property of any such party; or

(c) the Maker or any of its subsidiaries commences a voluntary case under the Bankruptcy Code, or consents to the entry of an order for relief in an involuntary case or to the conversion of an involuntary case to a voluntary case under any such law or consents to the appointment of or taking possession by a receiver, trustee or other custodian for all or a substantial part of its property.

6. Certain Remedies on Default. If an Event of Default described in Paragraphs 5(a) or 5(b) above occurs, or at the option of the holder of this Note, if an Event of Default occurs under paragraph 5(c) above, the aggregate principal amount of this Note then outstanding, together with all interest accrued pursuant to the terms of this Note and unpaid as of the date of such Event of Default, shall automatically become immediately due and payable without presentment, demand, protest or further notice, all of which are hereby waived.

B. CONVERSION

1. Right of Holder to Convert into Common Stock.

(a) Subject to the provisions hereof, Holder shall have the right, at Holder's option, at any time on or after the one hundred eightieth (180th) day following the date hereof to convert all, but not less than all of the then outstanding principal amount of, and accrued interest on, this Note, into that number of fully paid and nonassessable shares of Maker’s common stock, as said shares shall be constituted on the date of conversion, obtained by dividing the sum of the then outstanding principal and interest on and under this Note by the conversion price of $7.50 per share (the "Conversion Price"), as adjusted for any stock splits, stock dividends and conversions.

(b) The foregoing conversion rights may be exercised by Holder, in whole, but not in part, by the surrender of this Note at Holder’s principal office at 4110 North Fairfax Drive, Suite 1150, Arlington, Virginia or such other office as Maker may designate, accompanied by a completed Notice of Exercise of Conversion Rights in the form attached as Exhibit 1 (the “Notice of Exercise”). Upon receipt of this Note and the Notice of Exercise, Maker (i) shall show the Holder as the record owner of those shares as of the close of business on the date on which the Notice of Exercise together with this Note were received by Maker and (ii) shall cause to be issued to Holder stock certificates for the shares of Maker’s common stock so acquired promptly after such conversion rights shall have been so exercised.

2. Automatic Conversion.

(a) If during the period commencing on the one hundred eightieth (180th) day following the date hereof and ending on the second (2nd) anniversary of the date hereof the average closing price of Maker’s stock (on the Nasdaq OTC market, or other recognized market on which Maker’s stock is then listed) is for a period of over twenty (20) consecutive trading days equal to or greater than $7.50 per share, as adjusted for stock splits, stock dividends and conversions (a “Conversion Event”); then all of the then outstanding principal amount of, and accrued interest on, this Note shall be converted into that number of fully paid and nonassessable shares of Maker’s common stock, as said shares shall be constituted on the date of conversion, obtained by dividing the sum of said principal amount and accrued interest by the Conversion Price.

(b) Maker shall notify the Holder of the occurrence of a Conversion Event within ten (10) days after the Conversion Event (which notice shall include the outstanding principal and interest of Note as of the date of conversion and the number of shares of the Maker’s common stock the Note has been converted into). Upon surrender of this Note by Holder to Maker, Maker shall promptly cause to be issued to Holder stock certificates for the shares of Maker’s common stock so acquired.

3. Fractional Shares. The conversion rights pursuant to Sections B1 and B2 above shall be exercisable only as to whole shares, and in no event shall Maker be required to issue fractional shares. If the calculation of the number of shares of Maker’s common stock to be received as the result of a conversion would result in the issuance of fractional shares, then the number of shares of Maker’s common stock that would otherwise be issuable upon conversion shall be rounded down to the nearest whole number of shares and the Maker shall pay to Holder in cash the amount attributable to the fractional shares.

B. GENERAL

1. No Waiver. No delay or omission of Holder or its assignee in exercising any power or right hereunder, and no partial exercise of such power or right, shall operate in any way as a waiver or impairment of any subsequent or further exercise thereof. Holder or its assignee shall not be liable for or prejudiced by failure to collect or lack of diligence in bringing suit on this Note or any renewal or extension hereof.

2. Invalid Provisions. If any provision of this Note is held to be illegal, invalid or unenforceable under any present or future law (a) such provision will be fully severable, (b) this Note will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (c) the remaining provisions of this Note will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Note a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.

3. Amendment. This Note may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of the Maker and the Holder.

4. Covenants Bind Successors and Assigns. All the covenants, stipulations, promises and agreements contained in this Note by or on behalf of the Maker shall bind its successors and assigns, whether so expressed or not.

5. Notices. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given if delivered personally or sent postage prepaid, return receipt requested, by registered, certified or express mail or reputable overnight courier service to Maker and the Holder at the following addresses:

if to the Maker:	Fortress America Acquisition Corporation
4100 North Fairfax Drive
Suite 1150
Arlington, Virginia 22203
Attn: Harvey L. Weiss, Chairman of the Board
Fax: (703) 528-0956

if to the Holder:	Gerard J. Gallagher
5 Tydings Road
Severna Park, MD 21146

All such notices, requests and other communications will (a) if delivered personally to the address as provided in this Section, be deemed given upon delivery, (b) if delivered by mail in the manner described above to the address as provided in this Section, be deemed given upon receipt and (c) if delivered by express mail or reputable overnight courier service, be deemed given one business day after mailing (in each case regardless of whether such notice is received by any other person to whom a copy of such notice, request or other communication is to be delivered pursuant to this Section). The Maker and the Holder from time to time may change its address or other information for the purpose of notices to such party by giving notice specifying such change to such other party.

6. Headings. The headings used in this Note have been inserted for convenience of reference only and do not define or limit the provisions hereof.

7. Governing Law. This Note shall be governed by and construed in accordance with the internal laws of the Commonwealth of Virginia without regard to conflicts of law principles. Each of Maker and Holder hereby irrevocably submits to the jurisdiction of any state or federal court sitting in the Commonwealth of Virginia for purposes of any controversy, claim or dispute arising out of or related to this Note and hereby waives any defense of an inconvenient forum and any right of jurisdiction on account of the place of residence or domicile.

8. Waiver of Jury Trial. Each of the Maker and the Holder hereby irrevocably and unconditionally waives any rights to a trial by jury in any legal action or proceeding in relation to this Note and for any counterclaim therein.

9. Interpretation. The Maker and the Holder agree that in interpreting this Note there shall be no inferences against the drafting party.

10. “Accredited Investor” Representation. By accepting this Note, the original Holder hereof represents that he is an “accredited investor” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended.

IN WITNESS WHEREOF, Maker has caused this Convertible Promissory Note to be signed by its duly authorized officer.

Attest:	FORTRESS AMERICA ACQUISITION CORPORATION.

Sandra D. Narbesky	By:	/s/ Harvey L. Weiss
Name: Harvey L. Weiss Title: Chairman

5

EXHIBIT 1

NOTICE OF EXERCISE OF CONVERSION RIGHTS

To be Executed Upon Exercise of Conversion Rights

The undersigned hereby exercises, according to the terms and conditions of the foregoing Convertible Promissory Note, the right to convert all of the outstanding principal and accrued interest on, said Promissory Note into shares of common stock of Fortress International Group, Inc.

The undersigned hereby agrees that as of the date of this Notice, the outstanding principal and accrued interest under the Note is as follows:

Outstanding Principal:
Outstanding Interest:

Total Outstanding
Principal and Interest

The undersigned further agrees that the Total Outstanding Principal and Interest is convertible into   shares of the Maker’s common stock (based on a conversion price of $7.50 per share)

Dated: ____________________	By:
Name:
Title:

Address: